

June 9, 2023

Loo Choon Sen
Chief Financial Officer
China Yuchai International Limited
16 Raffles Quay
#39-01A Hong Leong Building
Singapore 048581

>   **Re: China Yuchai International Limited**
>   **Form 20-F for the Fiscal Year ended December 31, 2022**
>   **Filed April 26, 2023**
>   **File No. 001-13522**

Dear Loo Choon Sen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2022

Risk Factors, page 8

1.   Please expand the risk factor disclosure on page 19, under the heading "*Our financial condition, results of operations, business and prospects may be adversely affected if we are unable to implement the Reorganization Agreement and the Cooperation Agreement,*" to clarify the status and relevance of these agreements, which you indicate were formulated during the period 2003-2007, and to identify the counterparties in the agreements and to describe your present relationship with those counterparties.

Given your disclosure stating that non-compliance with the continued expansion and diversification provisions of these agreements "could have a material adverse effect" on your financial condition, results of operations, business or prospects, we believe that you should describe your obligations concerning business expansion and diversification, including quantification of any relevant metrics, specification of milestones and timelines, and any contractual or reasonably possible consequences for non-compliance.

The disclosure expressing uncertainty as to whether such requirements will be fully implemented, or if implementation will effectively resolve all of the difficulties regarding your investment in Yuchai, should also be modified to clarify the extent to which you have been unable to comply with such requirements since entering into the agreements, to include a description of the obstacles that you have encountered and any options or alternatives that you may have to resolve such matters.

2. We note your risk factor disclosures on pages 11 and 12, under the heading "*We are or may be subject to risks associated with strategic alliances, including joint ventures,*" explaining that Yuchai Xin-Lan New Energy Power Technology Co., Ltd. ("Yuchai Xin-Lan"), was formerly a wholly-owned subsidiary of Guangxi Yuchai Machinery Company Limited ("Yuchai") though since February 2023 has been an 87.7% owned subsidiary of Yuchai, and we see corresponding illustration in your organizational chart on page 39.

Please reconcile these disclosures with information provided in your subsequent events disclosure on page F-91, explaining that "the Group's equity interest in Yuchai Xin-Lan decreased from 69.5 % as of December 31, 2022 to 67.0 %" in connection with the entity receiving various capital contributions from other investors.

Please also expand your disclosure regarding the conveyance of Yuchai Xin-Lan (Jiangsu) Hydrogen Energy Technology Co., Ltd to Yuchai Xin-Lan, as necessary to describe the terms of the transaction including the circumstances/precipitating events or rationale for the conveyance, along with an indication of its significance.

3. We note that you have provided various risk factor disclosures that appear to be responsive to some of the concerns identified in our December 2021 sample letter to China Based Companies, which may be viewed our website at the following address: https://www.sec.gov/corpfin/sample-letter-china-based-companies.

However, we believe that some incremental disclosures should be provided to further clarify certain matters as identified in the comments that follow, which include references to existing disclosures that could be expanded to include this information, although you may suggest alternate placement for such incremental disclosures.

Please submit the specific language that you propose to address these concerns, including any associated revisions to the summary of risk factors provided on pages 3 and 4.

4. Please expand the risk factor disclosure on page 15, under the heading "*We are dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity risks and data leakage risks*" to also address recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, to explain how this oversight impacts your business and any future offerings, and to indicate the extent to which you believe that you are compliant with the regulations or policies that

have been issued by the CAC prior to filing your annual report for 2022.

5.   Please expand the risk factor disclosure on page 21, under the heading "*Changes in political or social conditions, government policies or regulations in China could have a material and adverse effect on our business and results of operations,*" to further clarify the significant regulatory, liquidity, and enforcement risks associated with your corporate structure and being based in China, and to address the following points.

- Discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws, to include any rights under the Reorganization and Cooperation agreements mentioned on page 19, and clarify that rules and regulations in China can change quickly with little advance notice.

- Discuss risks that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, and clarify that such risks could result in a material change in your operations and/or the value of your securities including those that you may register for sale in the future.

- Discuss risks that any actions by the Chinese government to exert more oversight and control over potential offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and clarify that such actions could cause the value of your securities to significantly decline or become worthless.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Karl Hiller, Branch Chief, at 202-551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation